Exhibit (a)(5)

The information contained herein is preliminary and is subject to change and completion. The offer described herein has not yet commenced, and this communication, including all exhibits attached hereto, is neither an offer to purchase nor a solicitation or recommendation of an offer to sell shares.

This announcement is neither an offer to buy nor a solicitation of an offer to sell securities. Such offer is being made solely by the Offer to Purchase provided to shareholders of record and is not being made to, and tenders will not be accepted from or on behalf of, shareholders residing in any state in which making or accepting the offer would violate that jurisdiction’s laws. In those jurisdictions where the securities, Blue Sky, or other laws require the offer to be made by a licensed broker or dealer, the offer shall be deemed to be made on behalf of the Purchaser only by one or more registered dealers licensed under the laws of such jurisdiction.

dMY Technology Group, Inc. VI Announces the Commencement of Tender Offer to Complete

Business Combination

[•], 2023—dMY Technology Group, Inc. VI (NYSE: DMYS) (the “Company”) announced that it has today commenced a tender offer (the “Tender Offer”) to purchase up to 24,150,000 of its shares of Class A common stock, par value $0.0001 per share (the “Common Stock”), at a purchase price of $10.14 per share of Common Stock (the “Purchase Price”). The Common Stock is currently listed on the New York Stock Exchange under the symbol “DMYS.” On [•], 2023 the closing price of the Common Stock was $[•] per share. The Tender Offer will expire at 5:00 p.m. New York City time on [•], 2023 unless extended or earlier terminated by the Company (the “Expiration Date”).

Only shares of Common Stock validly tendered, and not properly withdrawn, will be purchased by the Company pursuant to the Tender Offer. The Company’s obligation to purchase shares of Common Stock pursuant to the Tender Offer is subject to the satisfaction of certain conditions. Shares of Common Stock tendered pursuant to the Tender Offer but not purchased by the Company in the Tender Offer will be returned at the Company’s expense promptly following the expiration of the Tender Offer.

The Tender Offer is being made in connection with the Company’s previously announced business combination with Rain Enhancement Technologies, Inc., a Delaware company (the “Business Combination”). The Tender Offer is being made pursuant to the Company’s organizational documents, which require that in connection with the Business Combination, the Company provides its shareholders with the opportunity to tender their shares of Common Stock for a pro rata portion of the Company’s trust account (the “Trust Account”). The Company intends to fund the purchase of Common Stock shares in the Tender Offer with cash available to the Company from the Trust Account. The Tender Offer is being made upon the terms and subject to the conditions set forth in the offer to purchase dated [•], 20[23] (“the Offer to Purchase”), the related letter of transmittal, and related documents filed with the U.S Security and Exchange Commission (“the SEC”).

dMY Sponsor VI, LLC (the Company’s Sponsor) and holders of the Company’s founder shares, including members of its management team, have agreed with the Company to waive the rights to tender any ordinary shares they acquired in or after the IPO in connection with the Tender Offer and the Business Combination.

The Board of Directors of the Company recommends that you do not accept the Tender Offer with respect to your shares of Common Stock. You are encouraged to review the Offer to Purchase contained in the Company’s tender offer statement on Schedule TO, which will be or has been filed with the SEC and which is being distributed to shareholders.

About dMY Technology Group, Inc. VI

dMY Technology Group, Inc. VI is a blank check company incorporated in Delaware on October 5, 2021, whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Led by Chief Executive Officer Niccolo de Masi and Chairman Harry You, dMY VI consummated the Initial Public Offering on NYSE on October 5, 2021, raising aggregate gross proceeds of $241,500,000.

Important Legal Information

The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell securities of the Company. The Company expects to file or has filed a tender offer statement on Schedule TO containing an offer to purchase, form of letter of transmittal and other documents relating to the Tender Offer. These documents contain important information about the Tender Offer that should be read carefully and considered before any decision is made with respect to the Tender Offer. These materials will be made available to the shareholders of the Company at no expense to them. In addition, such materials (and all other documents filed by the Company with SEC are, and will be, available at no charge from the SEC through its website at www.sec.gov. Shareholders may also obtain free copies of the documents filed with the SEC by the Company by directing a request to Morrow Sodali LLC, as Information Agent for the Tender Offer, by telephone at: +1 (800) 662-5200 (toll-free, individuals), +1 (203) 658-9400 (banks and brokers) or by email at: DMYS.info@investor.morrowsodali.com.

This press release contains “forward looking statements.” Forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These statements are not historical facts but instead represent only the Company’s belief regarding future results, many of which, by their nature are inherently uncertain and outside of the Company’s control. Actual results may differ, possibly materially, from those anticipated in these forward looking statements. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Contact Information

Investor Relations/Media

[•]

Information and Tender Agent

Morrow Sodali LLC

Tel: +1 (800) 662-5200 (toll-free, individuals), +1 (203) 658-9400 (banks and brokers)

E-mail: DMYS.info@investor.morrowsodali.com

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